UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K/A

Amendment No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ended September 30, 2016

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT LIST

99.1	Prairie Creek Property Northwest Territories, Canada Technical Report (Amended and Restated) prepared by AMC Mining Consultants (Canada) Ltd. in accordance with National Instrument 43-101, “Standard of Disclosure for Mineral Projects” of the Canadian Securities Administrators revised date September 30, 2016
99.2	Certificate of Qualified Person – Alan B. Taylor, P.Geo., Chief Operating Officer and VP Exploration
99.3	Certificate of Qualified Person – Gregory Z. Mosher, P.Geo., Principal Geologist
99.4	Certificate of Qualified Person – Hassan Ghaffari, P.Eng., Director of Metallurgy
99.5	Certificate of Qualified Person – Herbert A. Smith, P.Eng., General Manager / Principal Mining Engineer
99.6	Certificate of Qualified Person – Jianhui (John) Huang, PhD., P.Eng., Senior Metallurgist
99.7	Certificate of Qualified Person – Thomas A. Morrison P.Eng., Contractor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: September 30, 2016	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman